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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
    (Amendment No. 1 to Schedule 13G filed with the Commission on 2/14/2001)


                                CoolSavings, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   216485 10 2
                      (CUSIP Number of Class of Securities)

                                  David Desser
             Vice President of Business Affairs and General Counsel
                         360 N. Michigan Ave. 19th Floor
                                Chicago, IL 60601
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                   copies to:
                               Rachel Friedenberg
                        Jaffe, Raitt, Heuer & Weiss, P.C.
                          One Woodward Ave., Suite 2400
                                Detroit, MI 48226

                                November 12, 2001
             (Date of Event which Requires Filing of this Statement)

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     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

         Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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CUSIP No. 37243 R 208                 13D                      Page 2 of 5 Pages

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                                  SCHEDULE 13D
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CUSIP No. 37423 R 208
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1         NAME OF REPORTING PERSON            Richard H. Rogel
          S.S. or I.R.S. Identification No. of Above Person

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  a) [_]   b) [_]

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3         SEC USE ONLY

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4         SOURCE OF FUNDS             PF

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [_]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
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        NUMBER OF          7      SOLE VOTING POWER          13,561,589
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           -----------------------------------------------------
                           8      SHARED VOTING POWER               -0-
                           -----------------------------------------------------
                           9      SOLE DISPOSITIVE POWER     13,561,589
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER          -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   13,561,589*
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                           [_]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     29.94%
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14        TYPE OF REPORTING PERSON*      IN

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* The Reporting Person may be deemed to beneficially own additional shares of the Issuer's Common Stock on an as-converted basis based on membership in a group. The Reporting Person has filed Schedules 13-D dated August 9, 2001 and August 27, 2001 for a Voting Agreement and Side Agreement (defined in Item 6) relating to his group membership. The Reporting Person expressly disclaims any beneficial ownership with respect to any shares other than shares owned of record by the Reporting Person or any entity which he controls and is reported herein.

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CUSIP No. 37243 R 208                 13D                      Page 3 of 5 Pages


This Amendment No. 1 amends and restates in its entirety the 13G filed with the Commission on February 14, 2001, by Richard H. Rogel (the "Reporting Person"), to include shares of the Common Stock (as defined below) received through the conversion of debt owed by the Company (as defined below) to equity.


Item 1.  Security and Issuer.
         -------------------

     This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of CoolSavings, Inc., a Delaware corporation (f/k/a coolsavings.com inc., a Michigan corporation) ("CoolSavings" or the "Company"). The Company's principal executive offices are located at 360 N. Michigan Avenue, 19th Floor, Chicago IL 60601.


Item 2.  Identity and Background.
         -----------------------

     The Reporting Person's business address is 56 Rose Crown, P.O. Box 1659, Avon, Colorado 81620. The Reporting Person is a Director of the Company. During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On March 1, 2001, the Reporting Person loaned to the Company $1.0 million under an 8% Senior Subordinated Convertible Promissory Note (the "Note") and received warrants to purchase 500,000 shares of the Company's common stock (the "Warrants"). On November 12, 2001, the Note and Warrants were cancelled and converted into equity in the Company in the form of 6,190,476 shares of the Company's Series C Convertible Preferred Stock ("Series C Stock"). The funds used for the March 1, 2001 loan were the personal funds of the Reporting Person.


Item 4.   Purpose of Transaction.
          ----------------------

     On November 12, 2001, the Reporting Person acquired 6,190,476 shares of the Series C Stock as part of a series of transactions between the Company and Landmark Communications, Inc. which resulted in the cancellation of the Note and the Warrants and the issuance of equity in lieu thereof. The intent of the Reporting Person is to hold these shares for personal investment purposes.

     The Reporting Person is currently a member of the Company's Board of Directors. The Reporting Person may acquire additional shares of the Common Stock from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Common Stock and general economic and market conditions. The Reporting Person does not have any present plans or proposals which would relate

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CUSIP No. 37243 R 208                 13D                      Page 4 of 5 Pages


to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) The Reporting Person may be deemed to have beneficial ownership of 13,561,589 hares of Common Stock as follows:

     o 6,190,476 shares of Series C Stock, which may be converted to Common Stock on a 1 for 1 basis;
     o 139,700 shares of Common Stock held by a limited partnership in which the Reporting Person is a partner;
     o 7,231,413 shares of Common Stock held by a revocable trust, of which the Reporting Person is the trustee.

     (b) The Reporting Person maintains the sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of, all of the shares of Common Stock he beneficially owns.

     (c) Except as set forth in this Statement, during the last sixty days there have been no transactions in the Common Stock effected by the Reporting Persons

     (d) None.

     (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

     On July 30, 2001, the Reporting Person and certain other shareholders of the Company entered into a Voting Agreement (the "Voting Agreement"), in respect of which a Schedule 13D was filed with the Commission on August 9, 2001. On August 16, 2001, the Reporting Person and certain other shareholders of the Company entered into an Amended and Restated Side Agreement (the "Side Agreement"), in respect of which a Schedule 13D was filed with the Commission on August 27, 2001. Other than the Voting Agreement, which by its terms has expired, and the Side Agreement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

     None.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2002

                                       /s/ Richard H. Rogel
                                       -----------------------------------------
                                       Richard H. Rogel